As filed with the Securities and Exchange Commission on January 14, 2011

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 5

                                       TO

                                   FORM N-8B-2

                               FILE NO. 811-21056

                 REGISTRATION STATEMENT OF UNIT INVESTMENT TRUST

                         Pursuant to Section 8(b) of the
                         Investment Company Act of 1940

                           ADVISORS DISCIPLINED TRUST
              (and Subsequent Trusts and Similar Series of Trusts)












              NOT THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES












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III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

     Companies Owning Securities of Depositor

     29. Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding securities of the depositor.



                                       OWNERSHIP OF SECURITIES OF THE
               NAME                    DEPOSITOR (% OF CLASS)
               -------------------     ------------------------------
               AAM Holdings, Inc.      100 shares of stock (100.00%)



     Controlling Persons

     30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29 and 42 who directly or indirectly controls the depositor.
          ("Control" for the purposes of this item means "Control" as defined in Section 2(a)(9) of the Act, but without reference to the presumption created therein.)(If no such other person controls the depositor, indicate "none.")



                                       BRIEF DESCRIPTION OF BASIS OF
               NAME                    CONTROL
               ---------------         ------------------------------
               Scott I. and            Together own over 50% of the
               Lisa A. Colyer          voting stock of AAM Holdings,
                                       Inc. which owns 100% of the
                                       securities of the depositor


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                                    EXHIBITS


The following exhibits are filed herewith:

Exhibit A(6)(a)

     Certificate of Amendment of Certificate of Incorporation and Certificate of Merger of Depositor. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 647 (File No. 333-171079) as filed on January 6, 2011.

Exhibit A(6)(b)

     Bylaws of the Depositor. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 647 (File No. 333-171079) as filed on January 6, 2011.















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SIGNATURES

     Pursuant to the requirements of the Investment Company Act of 1940, Fixed Income Securities, Inc., the Depositor of the registrant, has caused this Amendment No. 5 to the registration statement to be duly signed on behalf of the registrant in the city of Wichita and state of Kansas on the 14th day of January 2011.

                                ADVISORS DISCIPLINED TRUST

                                By:  ADVISORS ASSET MANAGEMENT, INC.
                                      DEPOSITOR


                                By:     /s/ ALEX R. MEITZNER
                                   -----------------------------
                                           Alex R. Meitzner
                                        Senior Vice President

























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